Exhibit 12.1

Chambers Street Properties
Ratio of Earnings to Combined Fixed Charges
(Dollars in Thousands)

	Six Months Ended June 30, 2015	For the Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings
Income (Loss) from Continuing Operations, Pre-tax	$16,244	$19,828	$80,492	$(43,049)	$(20,357)	$(10,133)
Add (Subtract):
Loss (Income) from Joint Ventures	(10,181)	(28,823)	(12,111)	(3,959)	(3,590)	(8,838)
Distributions from Joint Ventures	20,596	46,953	40,710	40,005	23,666	26,262
Fixed Charges (See Below)	26,045	55,311	47,295	35,050	33,340	14,704
Capitalized Interest	—	—	—	(1,205)	(79)	—

Income Before Fixed Charges	$52,704	$93,269	$156,386	$26,842	$32,980	$21,995
Fixed Charges
Interest Expense	$26,045	$55,311	$47,295	$33,845	$33,261	$14,704
Capitalized Interest	—	—	—	1,205	79	—

Total Fixed Charges	$26,045	$55,311	$47,295	$35,050	$33,340	$14,704
Ratio of Earnings to Fixed Charges(1)	2.0x	1.7x	3.3x	0.8x	1.0x	1.5x

(1)
For the years ended December 31, 2012 and 2011, earnings were not sufficient to cover fixed charges by $8.2 million and $0.4 million, respectively.

Gramercy Property Trust Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	Six Months Ended June 30, 2015	For the Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations, pre-tax	$749	$56,002	$(1,779)	$(15,011)	$(20,340)	$(25,962)
Add (Subtract):
Loss (income) from joint ventures and equity investments	(122)	(1,959)	5,662	2,904	(121)	303
Distributions from joint ventures and equity investments	206	3,373	7,985	—	—	—
Fixed charges	13,998	16,857	16,386	88,159	186,620	201,653
Capitalized interest	—	—	—	—	—	—

Income before fixed charges and preferred stock dividends	$14,831	$74,273	$28,254	$76,052	$166,159	$175,994

Fixed charges:
Interest expense	$13,998	$16,857	$16,386	$88,159	$186,620	$201,653
Capitalized interest	—	—	—	—	—	—

Total fixed charges	13,998	16,857	16,386	88,159	186,620	201,653
Preferred stock dividends	3,117	7,349	7,162	7,162	7,162	8,798

Total fixed charges and preferred stock dividends	$17,115	$24,206	$23,548	$95,321	$193,782	$210,451

Ratio of earnings to fixed charges(1)	1.1x	4.4x	1.7x	0.9x	0.9x	0.9x

Ratio of earnings to fixed charges and preferred stock dividends(1)	0.9x	3.1x	1.2x	0.8x	0.9x	0.8x

(1)
For the years ended December 31, 2012, 2011 and 2010, earnings were not sufficient to cover fixed charges by $12.1 million, $20.5 million and $25.7 million, respectively. For the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2015 earnings were not sufficient to cover fixed charges and preferred dividends by $19.3 million, $27.6 million, $34.5 million and $2.3 million, respectively.

Supplemental Pro Forma
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	For the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014
Earnings
Income (Loss) from Continuing Operations, Pre-tax	$18,699	$(6,683)
Add (Subtract):
Loss (Income) from Joint Ventures and Equity Investments	(5,360)	(18,945)
Distributions from Joint Ventures and Equity Investments	20,802	50,326
Fixed Charges	37,919	70,796

Income Before Fixed Charges and Preferred Stock Dividends	$72,060	$95,494
Fixed Charges
Interest Expense	$37,919	$70,796

Total Fixed Charges	37,919	70,796
Preferred Stock Dividends	3,117	6,234

Total Fixed Charges and Preferred Stock Dividends	$41,036	$77,030
Ratio of Earnings to Fixed Charges	1.9x	1.3x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.8x	1.2x